April 22, 2020

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc
400 Chesapeake Drive
Redwood City, CA 94063

       Re: Avinger, Inc
           Amendment 1 to Registration Statement on Form S-1
           Filed April 22, 2020
           File No. 333-237596

Dear Mr. Soinski:

        We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and any information you provide in response to this comment, we may have additional comments.

Amendment 1 to Registration Statement on Form S-1

Recent Developments, page 2

1. We note your disclosure on your estimated revenues for the first quarter ended March 31,
      2020. Please balance your disclosure by including net income or net loss for the same period.
       Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at
(202) 551-
3257 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    David F. Marx, Esq.